DAVIS POLK & WARDWELL

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05005273

SUPPL

January 19, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. The English Translation of an announcement regarding the Board of Directors' meeting held on December 22, 2004.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford/mp

Matthew Telford
Legal Assistant

1/24

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

FREE TRANSLATION

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

Appointment of the Audit and Control Committee and of the Appointments and Retribution Committee

The Board of Directors passed, amongst others, the following Agreement on their meeting of December 22, 2004:

- The naming of a new AUDIT AND CONTROL COMMITTEE, that will be made up of the following Directors:

  -Mr. Francisco Más-Sardá Casanelles.
  -Mr. Fernando Falcó and Fernández de Córdova.
  -Mr. Juan Castells Masana.
  -Mr. Pedro Agustín del Castillo Machado representing Ibersuizas Holdings, S.L.

- The naming of an APPOINTMENTS AND RETRIBUTION COMMITTEE, composed of the following five Directors:

  -Ms. Esther Alcocer Koplowitz, en representación de Dominum Desga, S.A.
  -Mr. Fernando Falcó y Fernández de Córdova.
  -Mr. Rafael Montes Sánchez.
  -Mr. José Aguinaga Cárdenas, en representación de Cartera Deva, S.A.
  -Mr. Robert Peugeot